Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

LAWSON LETTER TO PARTNERS

TO:                         Lawson Software Business Partners

FROM:                   Steve Borsch, Vice President, Strategic Alliances

SUBJECT:              A New Lawson Software

It’s a great day for Lawson Software, our clients and partners. We announced today our intent to acquire Intentia International AB, a global enterprise solutions provider headquartered in Stockholm, Sweden. More information is available at our website, www.lawson.com.

Acquiring Intentia and combining it with Lawson is a transforming event, not just for our two companies, but for the software industry. The new company, which will continue to be known as Lawson Software, will vault Lawson to the top tier of enterprise applications providers worldwide. Lawson and Intentia are the right companies coming together at the right time to create the right choice in enterprise applications.

Partner Benefit

To deliver comprehensive solutions that achieve customers’ desired results, the combined company will join with our partners (technology and solutions providers, consulting and service providers and resellers and affiliates) to meet customers’ needs and accelerate our combined value propositions globally.

In turn, the combined company will represent for partners’ interests a true global entity with more than 4,000 customers in 40 countries and a full complement of enterprise applications with a more comprehensive footprint than ever before.

Strategic Fit of Lawson Software and Intentia

Acquiring Intentia will position Lawson to deliver numerous benefits to clients, investors, partners and employees worldwide. This is a highly complementary fit, with virtually no overlap in products or clients. This acquisition and the resulting new company are about growth and opportunities, such as:

•                  The opportunity to address the question of Lawson’s staying power in a consolidating software industry;

•                  The opportunity to fill a market gap and provide mid-size clients with a compelling option to SAP and Oracle;

•                  The opportunity to broaden our portfolio of products;

•                  The opportunity to expand our global reach;

•                  The opportunity to further our ability to make our client-focused Manifesto aspirations a reality.

Products:  There is virtually no overlap in our respective product portfolios. Intentia’s strengths are in manufacturing, distribution and maintenance applications, complementing Lawson’s in financial, human resources, procurement and retailing applications.

Industry Expertise: Both Lawson and Intentia have histories of proven expertise in specific industries. Our industry focus will continue to be a defining characteristic of the combined company and now spans more categories. Intentia’s strengths in fashion, food & beverage, wholesale, distribution and manufacturing industries complement Lawson’s in healthcare, government, education, retail and financial services.

Technology:  Intentia is a leader in delivering enterprise scale Java technology. It is standardizing on industry standard middleware to deliver its applications across multiple platforms and ranks among the top ERP suppliers in the global middle market. At Lawson, we are standardizing on industry standard middleware to deliver our applications across multiple platforms.

Clients:  Together our new company will serve more than 4,000 organizations worldwide. The vast majority of our clients are mid-size to large organizations (annual sales of $250 million to $1 billion). These clients place high value on working with a single applications provider with proven ability to achieve desired results at the lowest total ownership cost. There is also geographic balance in our client base, with Intentia’s clients concentrated in Europe and the Asia-Pacific region while Lawson’s are primarily in North America.

A year ago, we unveiled our Manifesto for Change in business applications and launched a 1000-day campaign to transform our company. Our aim is to deliver a consistently superior ownership experience and realized value for our clients. With this acquisition, our ability to deliver on our Manifesto commitments is substantially strengthened. For our clients this means that prior investments in our solutions are enhanced, we can offer more products and services that are tailored to specific industry needs, and we can more effectively serve you.

In the ensuing weeks and months ahead, the Lawson Strategic Alliance team will be engaging with you and your organization in order for you to gain a deeper understanding of this acquisition and its impact.

We appreciate your partnership and look forward to working with you as Lawson and Intentia form a new leader in enterprise applications.

Best Regards,

Steve Borsch

Vice President, Strategic Alliances

Additional Information And Where To Find It

Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson  pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson as indicated above.